Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Charter Communications, Inc.:
We consent to the incorporation by reference in the registration statement Nos. 333-190516, 333-163357, and 333-170475 on Form S-8 and No. 333-199655 on Form S-3 of Charter Communications, Inc. and subsidiaries (the Company) and registration statement No. 333-200809 on Amendment No. 4 to Form S-4 of CCH I, LLC of our report dated February 23, 2015, with respect to the consolidated balance sheets of the Company as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10‑K of the Company.

(signed) KPMG LLP

St. Louis, Missouri
February 23, 2015